CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Inverse-CPI to 3-Month LIBOR Capped Floating Rate Notes, due October 1, 2020	1,134	$1,000.00	$1,134,000	$80.85

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158663

The Inverse-CPI to 3-Month LIBOR Capped Floating Rate Notes (the “notes”) are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-4 of this term sheet and beginning on page S-4 of the prospectus supplement identified below under “Additional Terms.” The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$1,000.00	$1,134,000.00
Underwriting discount	$25.00	$28,350.00
Proceeds, before expenses, to Bank of America Corporation	$975.00	$1,105,650.00

(1)	Plus accrued interest from October 1, 2010, if settlement occurs after that date.

Merrill Lynch & Co.

September 23, 2010

1,134 Units

Inverse-CPI to 3-Month LIBOR Capped Floating Rate Notes,

due October 1, 2020

$1,000 principal amount per unit

Term Sheet No. 463

Pricing Date September 23, 2010

Settlement Date October 1, 2010

Maturity Date October 1, 2020

CUSIP No. 06048WDQ0

Capped Floating Rate Notes

Interest payable monthly at a floating rate, subject to a cap of 8% per annum

During the first two years of the term of the notes, the floating rate will equal the difference between 8.00% and the year-over-year percentage change in the Consumer Price Index, determined as described below, subject to the cap

After the second year of the term of the notes, interest will be payable at a rate equal to 1.35 times 3-month LIBOR, subject to the cap

Payment of principal plus any accrued and unpaid interest at maturity

A maturity of ten years

Payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Summary

The Inverse-CPI to 3-Month LIBOR Capped Floating Rate Notes, due October 1, 2020 (the “notes”), are our senior unsecured debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The notes provide monthly interest payments at a floating rate. The annualized interest rate for each monthly interest period during the first two years of the term of the notes will equal (a) 8.00% minus (b) the applicable CPI Inflation Adjustment. The CPI Inflation Adjustment measures the year-over-year change in the Consumer Price Index. Subsequently, the annualized interest rate for each monthly interest period will equal the product of (a) 3-month U.S. dollar LIBOR and (b) the Participation Rate. In no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%. If you hold the notes until maturity, you will receive the principal amount of your notes plus any accrued and unpaid interest, subject to the credit risk of BAC.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:		Bank of America Corporation (“BAC”)
Original Offering Price:		$1,000.00 per unit
Term:		Ten years
Market Measures:		The Consumer Price Index (the “CPI”) and 3-month U.S. dollar LIBOR (“3-month LIBOR”). The CPI is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment (CPI-U NSA) published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”). The CPI is more fully described beginning on page TS-9. 3-month LIBOR will be determined based on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, in the manner described in the section entitled “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes” on page 19 of the prospectus identified below under “Additional Terms.”
Payment at Maturity:		If you hold the notes until maturity, you will receive for each unit of your notes a cash payment equal to the $1,000 principal amount plus any accrued and unpaid interest, subject to our credit risk.
Interest Periods:		Monthly. Each interest period (other than the first interest period, which will be from, and including, the original issue date of the notes to, but excluding, November 1, 2010) will begin on and will include an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
Interest Payment Dates:		The 1st day of each month, beginning on November 1, 2010, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” on page TS-7 of this term sheet.
Interest Rate:		For each monthly interest period during the first two years of the term of the notes (the “CPI Period”), interest will accrue at a floating rate per annum equal to (a) 8.00% minus (b) the applicable CPI Inflation Adjustment. Subsequently (the “LIBOR Period”), the annualized interest rate for each monthly interest period will equal the product of (a) 3-month LIBOR and (b) the Participation Rate. In no event will the interest rate applicable to any interest period be greater than 8.00% per annum or less than 0.00% per annum.
Day Count Fraction:		30/360
CPI Inflation Adjustment:	CPI Inflation Adjustment =	( CPIA	– 1)
CPIB

“CPIA” means the level of the CPI first published by the BLS without regard to any subsequent corrections or revisions to that first published level for the month that is three calendar months prior to the month in which the relevant interest payment is due.

“CPIB” means the level of the CPI first published by the BLS without regard to any subsequent corrections or revisions to that first published level for the month that is 15 calendar months prior to the month in which the relevant interest payment is due.

The CPI Inflation Adjustment will be rounded to the nearest one-hundred thousandth of a percent.

Participation Rate:		1.35
Listing:		The notes will not be listed on any securities exchange.
Calculation Agent:		Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC

Hypothetical Interest Rate Calculations in the CPI Period

Set forth below are three examples of the calculation of the annualized interest rate payable on June 1, 2011, based on the CPIB of 217.631 (the CPI for March 2010). The actual annualized interest rate to be applied in calculating the interest payable on the notes for any monthly interest period in the CPI Period will depend on the actual levels of the CPI for the relevant months. Each hypothetical interest rate payable on the notes set forth below would apply only to the applicable interest period; the actual applicable interest rate for that interest period, or in any other interest period, may be different.

Example 1: In this example, suppose the hypothetical CPI for March 2011 (the CPIA) is 205.387, which is less than CPIB. The hypothetical annualized rate of interest for the interest payment to be made on June 1, 2011 would be:

= 8.00% –	[(	205.387)	– 1]
217.631

= 8.00% + 5.62604%

= 13.62604%

Because the annualized interest rate applicable to any interest period may not be greater than 8.00%, the hypothetical annualized interest rate for the monthly interest period in this example would be equal to 8.00%.

Example 2: In this example, suppose the hypothetical CPI for March 2011 (the CPIA) is 238.595, which is greater than CPIB by more than 8.00%. The hypothetical annualized rate of interest for the interest payment to be made on June 1, 2011 would be:

= 8.00% –	[(	238.595)	– 1]
217.631

= 8.00% – 9.63282%

= -1.63282%

Because the annualized interest rate applicable to any interest period may not be less than 0.00%, the hypothetical annualized interest rate for the monthly interest period in this example would be equal to 0.00%.

Example 3: In this example, suppose the hypothetical CPI for March 2011 (the CPIA) is 218.934, which is greater than CPIB by less than 8.00%. The hypothetical annualized rate of interest for the interest payment to be made on June 1, 2011 would be:

= 8.00% –	[(	218.934)	– 1]
217.631

= 8.00% – 0.59872%

= 7.40128%

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

The interest rate on the notes is capped.

The interest rate payable during any monthly interest period will be limited to 8.00% per annum. Accordingly, a holder of the notes will not benefit from either any decrease in the level of the CPI compared to its level in the same month of the previous year during the CPI Period or from any increase in 3-month LIBOR during the LIBOR Period that would cause the annualized interest rate payable on the notes to exceed 8.00%.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

The yield that you receive on the notes may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a fixed-rate corporate bond. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

In addition, during the CPI Period, increases in the level of the CPI will decrease the rate of interest that is payable on the notes. It is possible that the interest rate for an interest period in the CPI Period (other than the first month of that period) will not be greater than 0.00% per annum. During the LIBOR Period, decreases in the LIBOR rate will decrease the rate of interest payable on the notes.

You must rely on your own evaluation of the merits of an investment linked to the Market Measures.

In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Market Measures, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Market Measures may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Market Measures from multiple sources, and you should not rely on the views expressed by our affiliates. Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the levels of the Market Measures and the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes, while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount paid in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the Original Offering Price.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price includes, and secondary market prices are likely to exclude, the underwriting discount paid with respect to, and the developing and hedging costs associated with the notes.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The BLS, as sponsor of the CPI, may adjust the calculation of the CPI in a way that affects its value, and the BLS has no obligation to consider your interests.

There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that increases the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.

Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the notes in unforeseeable ways.

Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.

Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them, provided there is a secondary market being made in the notes. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

Changes in Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. However, as U.S. interest rates increase or decrease, the market value of the notes may not decrease or increase in tandem. If you sell your notes when the interest payable on the notes is less than, or expected to be less than, other market interest rates, you may receive less than the principal amount that would be payable at maturity.

•

The Level of the CPI. We expect that during the first two years of the term of the notes, the market value of the notes will depend in part on the amount by which the levels of the CPI are expected to exceed or not exceed its levels in a previous year. However, as the level of the CPI increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

The Level of 3-month LIBOR. We expect that, particularly during the LIBOR Period, the market value of the notes will depend in part on the level of 3-month LIBOR. As the level of 3-month LIBOR increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of the Market Measures. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the levels of the Market Measures have had periods of volatility. The volatility of the level of the Market Measures during the term of the notes may vary. Increases or decreases in the volatility of the applicable Market Measure may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect the value of the notes.

•

Time to Maturity. We anticipate that the notes may have a market value that may be different from that which would be expected based on the interest rates accruing on the notes. This difference will reflect a time premium or discount due to expectations concerning the difference between such rates and current or future market interest rates. In general, as the time remaining to maturity decreases, the value of notes will approach a value that reflects the remaining interest payments on the notes based on the then-current interest rate accruing on the notes.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLMPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to one or both of the Market Measures that are not for your account or on your behalf. We or one or more of our affiliates also may issue, or our affiliates, including MLPF&S, may underwrite, other financial instruments with returns linked to one or both of the Market Measures. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the notes in a manner that would be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Our subsidiary, MLCS, is the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the publication of the CPI is discontinued. See the section entitled “Other Terms of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” below in this term sheet. The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under the section entitled “U.S. Federal Income Tax Summary.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that during the first two years of the term of the notes, the levels of the CPI are expected to be less than or not substantially more than its levels in the previous year, and that subsequently, the level of 3-month LIBOR, multiplied by the Participation Rate, will be sufficient to provide you with your desired return.

▪	You accept that, although you will be entitled to receive the principal amount of the notes at maturity, the interest rate applicable to each monthly interest period is uncertain.

▪	You accept that your return on the notes will not exceed 8.00% per annum.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that during the first two years of the term of the notes, the levels of the CPI are expected to substantially exceed its levels in the previous year, and that subsequently, the level of 3-month LIBOR, multiplied by the Participation Rate, will not be sufficient to provide you with your desired return.

▪	You seek an investment with a fixed or guaranteed rate of return.

▪	You seek a return on your investment that will not be capped at 8.00% per annum.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have an Original Offering Price of $1,000. You may transfer the notes only in whole units. The notes will mature on October 1, 2020.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

Based on the CPI Inflation Adjustment described on page TS-2 above, and the levels of the CPI set forth on page TS-10 below, the interest rate applicable to the first interest payment date in November 2010 will be 6.85190% per annum. This is because the CPI for August 2009 and August 2010 were 215.834 and 218.312, respectively, resulting in a CPI Inflation Adjustment of 1.14810%. 8.00% minus 1.14810% is 6.85190%, resulting in an annual interest rate of 6.85190%.

If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day (as defined below), no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

The interest rate for each monthly interest period will be reset on the first day of that interest period, which we refer to as the “interest reset date.” The calculation agent will determine the applicable interest rate for each interest period. Once determined by the calculation agent, the applicable interest rate for each monthly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable). For additional information as to the calculation of interest based on the level of 3-month LIBOR, see “Description of Debt Securities—Floating-Rate Notes” beginning on page 16 of the prospectus identified below under “Additional Terms.”

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular records date for an interest payment date will be the 15th day of the calendar month preceding the interest payment date.

Discontinuance of the CPI; Alteration of Method of Calculation

If the CPI is permanently cancelled or is not calculated and announced by the BLS but (a) is calculated and announced by a successor sponsor (the “Successor Sponsor”) acceptable to the calculation agent or (b) is replaced by a successor index (the “Successor Index”) using, in the determination of the calculation agent, the same or a substantially similar or otherwise appropriate formula for and method of calculation as used in the calculation of the CPI, then the CPI for purposes of the notes will be deemed to be replaced by the index so calculated and announced by that Successor Sponsor or that Successor Index, as the case may be. If the calculation agent selects a Successor Index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us, and to the holders of the notes.

If the CPI is rebased or similarly adjusted at any time (as rebased or adjusted, the “Rebased Index”), the calculation agent will determine the CPI and the monthly interest rates during the first two years of the notes using the Rebased Index.

If the CPI is permanently cancelled or is not calculated and announced by a Successor Sponsor or replaced by a Successor Index, then the calculation agent will notify the trustee, us and the holders of the notes and will calculate the appropriate levels of the CPI in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuance of the publication of the CPI may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each monthly CPI Inflation Adjustment, 3-month LIBOR, the applicable interest rate for each monthly interest period, the amount of each interest payment, Successor Sponsors, Successor Indices, Rebased Indices, London Banking Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate.

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720.

You must have an account with the selling agent to purchase the notes.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Consumer Price Index

General

We have obtained all information regarding the CPI contained in this term sheet, including its make-up, method of calculation and changes in its components, from publicly available sources. This information reflects the policies of, and is subject to change by, the BLS. The BLS is not involved in the offering of the notes in any way and has no obligation to consider your interests as a holder of the notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time in its sole discretion. The consequences of the BLS discontinuing publication of the CPI are described in the section entitled “Other Terms of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” None of us, the calculation agent, or the selling agent assumes any responsibility for the calculation, maintenance, or publication of the CPI or any successor index, or the accuracy or completeness of any information relating to the CPI.

The CPI for purposes of the notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>“. A schedule of the dates for upcoming releases of the CPI may be found at the BLS’s internet website at http://www.bls.gov/schedule/news_release/cpi.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this term sheet.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Levels of the CPI

The following graph sets forth the monthly historical performance of the CPI in the period from January 2005 through August 2010. Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. During the first two years of the term of the notes, holders of the notes will receive interest payments that will be affected by changes in the level of the CPI, and those changes may be significant. For August 2010, the level of the CPI was 218.312.

The following table shows the historical monthly levels of the CPI from January 2000 through August 2010, as reported by the BLS and published on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>“, as well as the percentage change of each monthly CPI level as compared to the CPI level of the prior year. We do not make any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Monthly Levels of the CPI and Year–Over-Year Percentage Changes in the Level of the CPI

	2000		2001		2002		2003		2004
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	168.800	2.73889%	175.100	3.73223%	177.100	1.14220%	181.700	2.59740%	185.200	1.92625%
February	169.800	3.22188%	175.800	3.53357%	177.800	1.13766%	183.100	2.98088%	186.200	1.69306%
March	171.200	3.75758%	176.200	2.92056%	178.800	1.47560%	184.200	3.02013%	187.400	1.73724%
April	171.300	3.06859%	176.900	3.26912%	179.800	1.63934%	183.800	2.22469%	188.000	2.28509%
May	171.500	3.18893%	177.700	3.61516%	179.800	1.18177%	183.500	2.05784%	189.100	3.05177%
June	172.400	3.73045%	178.000	3.24826%	179.900	1.06742%	183.700	2.11228%	189.700	3.26619%
July	172.800	3.65927%	177.500	2.71991%	180.100	1.46479%	183.900	2.10994%	189.400	2.99076%
August	172.800	3.41113%	177.500	2.71991%	180.700	1.80282%	184.600	2.15827%	189.500	2.65439%
September	173.700	3.45444%	178.300	2.64824%	181.000	1.51430%	185.200	2.32044%	189.900	2.53780%
October	174.000	3.44828%	177.700	2.12644%	181.300	2.02589%	185.000	2.04082%	190.900	3.18919%
November	174.100	3.44623%	177.400	1.89546%	181.300	2.19842%	184.500	1.76503%	191.000	3.52304%
December	174.000	3.38681%	176.700	1.55172%	180.900	2.37691%	184.300	1.87949%	190.300	3.25556%

	2005		2006		2007		2008		2009
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	190.700	2.96976%	198.300	3.98532%	202.416	2.07564%	211.080	4.28029%	211.143	0.02985%
February	191.800	3.00752%	198.700	3.59750%	203.499	2.41520%	211.693	4.02656%	212.193	0.23619%
March	193.300	3.14835%	199.800	3.36265%	205.352	2.77878%	213.528	3.98146%	212.709	-0.38356%
April	194.600	3.51064%	201.500	3.54573%	206.686	2.57370%	214.823	3.93689%	213.240	-0.73689%
May	194.400	2.80275%	202.500	4.16667%	207.949	2.69086%	216.632	4.17554%	213.856	-1.28144%
June	194.500	2.53031%	202.900	4.31877%	208.352	2.68704%	218.815	5.02179%	215.693	-1.42678%
July	195.400	3.16790%	203.500	4.14534%	208.299	2.35823%	219.964	5.60012%	215.351	-2.09716%
August	196.400	3.64116%	203.900	3.81874%	207.917	1.97008%	219.086	5.37186%	215.834	-1.48435%
September	198.800	4.68668%	202.900	2.06237%	208.490	2.75505%	218.783	4.93693%	215.969	-1.28621%
October	199.200	4.34783%	201.800	1.30522%	208.936	3.53617%	216.573	3.65519%	216.177	-0.18285%
November	197.600	3.45550%	201.500	1.97368%	210.177	4.30620%	212.425	1.06957%	216.330	1.83830%
December	196.800	3.41566%	201.800	2.54065%	210.036	4.08127%	210.228	0.09141%	215.949	2.72133%

	2010
	Level	Growth
January	216.687	2.62571%
February	216.741	2.14333%
March	217.631	2.31396%
April	218.009	2.23645%
May	218.178	2.02099%
June	217.965	1.05335%
July	218.011	1.23519%
August	218.312	1.14810%

Before investing in the notes, you should consult publicly available sources for the levels of the CPI.

3-Month U.S. Dollar LIBOR

3-month LIBOR is 3-Month London Inter-Bank Offered Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the applicable interest determination day, as described in more detail in the section “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes” on page 19 of the prospectus identified below under “Additional Terms.”

The following graph sets forth the monthly historical performance of 3-month LIBOR in the period from January 2005 through August 2010. Historical levels of 3-month LIBOR are not an indication of its future levels during the term of the notes. In the past, 3-month LIBOR has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of 3-month LIBOR that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. After the first two years of the term of the notes, holders of the notes will receive interest payments that will be affected by changes in the level of 3-month LIBOR, and those changes may be significant.

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders, as defined below) whose functional currency for tax purposes is not the U.S. dollar, persons holding notes in a tax-deferred or tax-advantaged account, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

▪	a citizen or resident of the United States;

▪

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

▪	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

▪

any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also are U.S. Holders. As used in this pricing supplement, the term “Non-U.S. Holder” means a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and, accordingly, this summary does not apply to partnerships. A partner of a partnership holding a note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of a note.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders – Income Tax Considerations

Interest and Original Issue Discount. We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A “comparable yield” with respect to a note generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the note (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the note). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the note.

A “projected payment schedule” with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of a projection for tax purposes of each non-contingent and contingent payment.

Based on the comparable yield and the projected payment schedule of the notes, a U.S. Holder of a note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the note for each day in the taxable year on which the holder held the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the note, as set forth below. The daily portions of interest for a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on the note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price. The issue price of each note in an issue of notes is the first price at which a substantial amount of those notes has been sold (including any premium paid for those notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the note and any interest previously accrued on the note by a holder (without regard to any positive or negative adjustments, described below) minus (2) the amount of any projected payments on the note for previous accrual periods. A U.S. Holder of a note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for a note for the taxable year in which a contingent payment is paid (including a payment of interest at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the note that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the note or to reduce the amount realized on a sale, exchange, or retirement of the note and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

If a contingent payment becomes fixed (within the meaning of applicable Treasury regulations) more than six months before its due date, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. The present value of each amount is determined by discounting the amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield. If all contingent payments on the notes become fixed, substantially contemporaneously, applicable Treasury regulations provide that, with regard to contingent payments that become fixed on a day that is more than six months before their due date, U.S. Holders should take into account positive or negative adjustments in respect of such contingent payments over the period to which they relate in a reasonable manner. U.S. Holders should consult their tax advisors as to what would be a “reasonable manner” in their particular situation.

This following table is based upon a projected payment schedule and a comparable yield equal to 5.05% per annum (compounded semi-annually), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year. The table reflects the expected issue date of October 1, 2010 and maturity date of October 1, 2020. The information is provided solely for tax purposes.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount per unit of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount per unit of the Notes)
October 1, 2010 through December 31, 2010	$12.63	$ 12.63
January 1, 2011 through December 31, 2011	$50.50	$ 63.13
January 1, 2012 through December 31, 2012	$50.50	$113.63
January 1, 2013 through December 31, 2013	$50.50	$164.13
January 1, 2014 through December 31, 2014	$50.50	$214.63
January 1, 2015 through December 31, 2015	$50.50	$265.13
January 1, 2016 through December 31, 2016	$50.50	$315.63
January 1, 2017 through December 31, 2017	$50.50	$366.13
January 1, 2018 through December 31, 2018	$50.50	$416.63
January 1, 2019 through December 31, 2019	$50.50	$467.13
January 1, 2020 through October 1, 2020	$37.88	$505.00

In addition, we have determined the projected payment schedule for the notes as follows:

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
January		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
February		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
March		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
April		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
May		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
June		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
July		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
August		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
September		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
October		$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$1,004.21
November	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21
December	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21	$4.21

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes.

Sale, Exchange, or Retirement.    Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by any projected payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the notes are held for investment purposes, the amount of income or gain realized with respect to a note should not constitute unrelated business taxable income. However, if a note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a note to purchase or carry the note, all or a portion of any income or gain realized with respect to such note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the notes should be aware that whether or not any income or gain realized with respect to a note which is owned by an organization that is generally exempt from U.S. federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the notes that are generally exempt from U.S. federal income taxation should consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the notes.

Non-U.S. Holders – Income Tax Considerations

U.S. Federal Income and Withholding Tax

Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal and interest payments, including any OID, that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax except as provided below. Interest, including any OID and any gain realized on the sale, exchange, or retirement of a note, may be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

▪	a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

▪	a Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

▪	a Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business;

▪

the payments on the notes are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of Section 1092(d) of the Code, and that are not nor will be a “United States real property interest” as described in Section 897(c)(1) or 897(g) of the Code); or

▪	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is a non-United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the notes either (i) certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes us with a copy of the statement or (ii) otherwise complies with applicable U.S. federal income and withholding tax certification requirements.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that income on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If a Non-U.S. Holder of a note is engaged in the conduct of a trade or business within the United States and if interest (including any OID) on the note, or gain realized on the sale, exchange, or other disposition of the note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the applicable certification requirements are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading “—U.S. Holders—Income Tax Considerations,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

U.S. Federal Estate Tax

Under current law, a note should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal, any premium, and interest on the notes, and the accrual of OID. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of a note before maturity. Additionally, backup withholding generally will apply to any payments, including payments of OID, if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns or a U.S. Holder does not certify that it has not underreported its interest and dividend income.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of a note to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of a note to or through the U.S. office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Reportable Transactions

Applicable Treasury regulations require taxpayers that participate in “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, “material advisors” with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a “reportable transaction” for any investor depends on the investor’s particular circumstances. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have for their investment in the notes and should be aware that, should any “material advisor” determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.